1505 Tyrell Lane, Boise, ID 83706
Tel: 208.424.1027   Fax: 208.424.1030

January 22, 2014

VIA EDGAR

Office of Chief Counsel Division of Corporate Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	U.S. Geothermal Inc. Registration Statement on Form S-3 File No. 333-192611

Ladies and Gentlemen:

U.S. Geothermal Inc. (the “Company”, “we”, “us” or “our”) is submitting this letter in response to the oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received via a telephone call from the Staff on December 11, 2013 by Kimberley Anderson of Dorsey & Whitney LLP, counsel to the Company, relating to our registration statement on Form S-3, File No. 333-192611 (the “New Form S-3”).

Public Float

The Staff has asked us to explain how our offering of up to $11,444,375 in shares of our common stock pursuant to the prospectus supplement and accompanying prospectus (collectively, the “Prospectus”) filed with the Commission on May 22, 2012 under our registration statement on Form S-3, File No. 333-170202 (the “Old Form S-3”) complied with the limitations set forth in General Instruction I.B.6 of Form S-3, as we state in the Prospectus that the aggregate market value of our outstanding common stock held by our non-affiliates was approximately $30,905,017 as of May 22, 2012.  As further explained below, we were not subject to General Instruction I.B.6 of Form S-3 at the time the Prospectus was filed with the Commission.  We included the aggregate market value of our outstanding common stock held by our non-affiliates because, as stated in the Prospectus, we anticipated that we would become subject to General Instruction I.B.6 of Form S-3 upon the filing of our annual report on Form 10-K for the fiscal year ended March 31, 2012 (the “2012 Annual Report”).

We were not subject to General Instruction I.B.6 of Form S-3 during the period commencing June 9, 2011 (which is the date our annual report on Form 10-K for the fiscal year ended March 31, 2011 was filed with the Commission (the “2011 Annual Report”)) and ending July 13, 2012

(which is the date our 2012 Annual Report was filed with the Commission).  Instruction 3 to General Instruction I.B.6 of Form S-3 provides that if the aggregate market value of the registrant’s outstanding voting and non-voting common equity computed pursuant to General Instruction I.B.6 equals or exceeds $75 million subsequent to the effective date of the registration statement on Form S-3, then the one third limitation on sales specified in General Instruction I.B.6(a) does not apply to additional sales made pursuant to the registration statement on or subsequent to such date and instead the registration statement shall be considered filed pursuant to General Instruction I.B.1.  For purposes of General Instruction I.B.1, the aggregate market value of the registrant’s outstanding voting and non-voting common equity held by non-affiliates of the registrant (“Public Float”) is computed by use of the price at which the common equity was last sold, or the average of the bid and asked prices of such common equity, in the principal market for such common equity as of a date within 60 days prior to the date of filing.  Pursuant to Rule 401 under the Securities Act of 1933, as amended (the “Securities Act”), the registrant is required to re-compute its Public Float each time an amendment to the Form S-3 is filed for the purpose of updating the registration statement in accordance with Section 10(a)(3) of the Securities Act (a “Section 10(a)(3) Update”).  A Section 10(a)(3) Update will occur each time the registrant files its annual report on Form 10-K.

A Section 10(a)(3) Update occurred at the time the 2011 Annual Report was filed with the Commission.  On June 9, 2011, the filing date of the 2011 Annual Report, our non-affiliates held an aggregate of 81,194,505 shares of our common stock.  On April 27, 2011, a date within 60 days of the filing date of the 2011 Annual Report, the closing sale price of our common stock on the NYSE MKT, the principal market for our common stock, was $1.04 per share.  Based on the aggregate number of shares of our common stock held by non-affiliates as of June 9, 2011 and the closing sale price of our common stock on the NYSE MKT on April 27, 2011, we determined that our Public Float was $84,442,285 when the Section 10(a)(3) Update occurred at the time the 2011 Annual Report was filed with the Commission.  Accordingly, during the period commencing June 9, 2011 and ending July 13, 2012 (which is the date the next Section 10(a)(3) Update occurred at the time the 2012 Annual Report was filed with the Commission), offers and sales of securities under the Old Form S-3, including offers and sales pursuant to the Prospectus, were not subject to General Instruction I.B.6 of Form S-3.

Form of Warrant

The Staff has requested that we amend the New Form S-3 to include a form of warrant as an exhibit thereto.  In any future offering of warrants pursuant to the New Form S-3, we will file the specific form of warrant used in that particular offering as an exhibit to a current report on Form 8-K.  The form of warrant included in the Form 8-K current report would then be automatically incorporated by reference into the New Form S-3.  We believe, and based on our experience and a survey of Form S-3 shelf registration statements recently declared effective by the Commission, that this practice is consistent with the practice of most registrants that conduct an offering of warrants pursuant to a Form S-3 shelf registration statement.

Plan of Distribution

The Staff has requested that we amend the New Form S-3 to include disclosure regarding our Purchase Agreement with Lincoln Park Capital Fund, LLC dated May 21, 2012 (the “Purchase Agreement”) in the section entitled “Plan of Distribution” in the New Form S-3.  We have amended the New Form S-3 to include the requested disclosure regarding the Purchase Agreement at the end of the section entitled “Plan of Distribution” in the New Form S-3.

*****

In connection with this response letter, we acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your review of the filing.  If you have any questions or comments with respect to this response letter, please contact the undersigned at (208) 424-1027, or Kimberley Anderson of Dorsey & Whitney LLP at (206) 903-8803.

Sincerely,

U.S. Geothermal Inc.

By: /s/ Kerry D. Hawkley
   Kerry D. Hawkley
   Chief Financial Officer

cc:           Kimberley R. Anderson, Dorsey & Whitney LLP